FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  03 June 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding AGM Statement dated 03 June 2004



                           Baltimore Technologies plc
                    Proposed return of cash to shareholders

London, UK - 3 June 2004. Baltimore Technologies plc ( "Baltimore") (BLM) today announced:

   - Implementation of clean energy strategy precluded by uncertainty created by Acquisitor's disruptive actions as it requisitioned a second EGM to remove the Board, after having lost the EGM on 6 May

   - In the best interest of all shareholders, Board has decided to withdraw clean energy strategy

   - Board remains committed to preserving and increasing value for all shareholders by returning as much cash as possible to shareholders through a special dividend while maintaining stock exchange listing

   - Capital reduction to enable special dividend will be put to shareholder vote at forthcoming AGM to be held in July and will be subject to court approval

   - Board to review alternative proposals from third parties

   - Board slimmed down to reflect revised strategy

   - Acquisitor to be invited to nominate one non-Executive Director to the Board following the AGM

   - A Circular giving notice of the AGM will be posted to shareholders shortly

Comment

Bijan Khezri, non-Executive Chairman, said:

"It is with regret that the Board has decided to discontinue its clean energy strategy, despite the support from independent shareholders at the EGM held on 6 May. From the outset, the execution of the clean energy strategy was predicated around an acquisition, which has proved impossible to progress in the context of Acquisitor's disruptive actions.

"In the absence of a deliverable strategy and with no transparency around Acquisitor's future plans for Baltimore, the Board concludes that shareholders' interests are best served by returning their cash while preserving the Company's listing to create future value for all shareholders.

"Acquisitor has continued to build its stake to over 20% and if it were to gain control of the Board, by virtue of the Company's highly fragmented shareholder structure, this would effectively allow one single minority shareholder to rule all material decisions. This cannot be in the interests of all shareholders. Therefore, the Board has a duty to resist Acquisitor's attempt to take control without making an offer for the whole Company and paying a control premium.

"I would like to take this opportunity to thank all of the outgoing Board members for their outstanding commitment and contribution during what has been a very difficult period for the Company.''

Rationale for strategic review

It had been the intention of your Board to hold the AGM towards the end of August, so that a transaction forming the core of the new strategy could be presented to shareholders. Acquisitor Holdings (Bermuda) Ltd's ("Acquisitor") actions have disrupted this plan and denied shareholders the opportunity to consider a tangible investment proposal.

Despite failing to secure shareholder support for its proposals at the previous EGM on 6 May 2004, Acquisitor, is again attempting to remove the entire Baltimore Board and appoint its own representatives at both the Company's forthcoming AGM and at a further EGM that they have requisitioned.

These disruptive tactics have frustrated the Board's implementation of its new strategy, due to the prolonged uncertainty Acquisitor's actions have created, which have precluded negotiations with third parties to secure a suitable acquisition.

Consequently, the Board has had to review its strategy to preserve value and protect the interests of all shareholders and has decided that it is no longer in shareholders' best interests to pursue the new strategy.

The Board continues to believe that it is not in the best interests of all shareholders to allow Acquisitor to gain absolute control of the Company by removing the existing Directors and appointing its own nominees, without making a formal bid and offering shareholders a premium, or presenting to shareholders any concrete proposals for the future development of the Company.

The Board strongly believes that shareholders should be given the opportunity to vote on alternative proposals, which have certainty, rather than the undisclosed plans of Acquisitor. Accordingly, while preserving the listing, the Board proposes to seek shareholder approval to return as much cash as possible to shareholders through the means of a capital reduction followed by the payment of a special dividend, at the earliest practicable opportunity.

Proposed capital reduction and special dividend

The Board, in conjunction with the Company's advisers, have considered various methods of returning cash to shareholders. They have concluded, after considering a number of factors, including the ability to return funds promptly, that shareholders will generally be best served by the payment of a special dividend.

The distributable profits necessary for the payment of the special dividend will be created through a reduction of capital comprising the elimination of the profit and loss account of the Company and the creation of distributable profits through the cancellation of the share premium account and the utilisation of the warrant reserve of the Company as at the date of the capital reduction.

The aggregate amount of this intended special dividend will be determined, after deducting costs and taxation and the ongoing liabilities of the Baltimore Group, as part of the capital reduction and will be subject to the confirmation of the Court. However, subject to the approval of the capital reduction by shareholders and confirmation by the Court, the Directors currently expect that a special dividend will be declared and paid no later than the end of 2004. Further details of the capital reduction and the special dividend will be set out in a circular to shareholders which will be sent shortly.

The Board is proposing that the maximum amount of cash should be returned to shareholders. However, the Court will require it to retain sufficient funds to meet all outstanding liabilities and obligations.

The Board will continue to review alternative proposals from third parties and following the capital reduction and special dividend, it will maintain its listing and continue to seek to crystallise value from all its non-cash assets.

Slimmed-down Board

As a result of its decision not to pursue the new strategy, combined with its decision to return as much cash as possible to shareholders, the Board has been streamlined. David Weaver, Richard Eyre and James Huston have stepped down with immediate effect. John Uttley will continue to chair the Audit Committee as a non-executive Director. As previously announced, Denis Kelly will be stepping down as a director at the AGM. Therefore, with effect from 2 June 2004, the Board comprises Bijan Khezri as non-Executive Chairman, Andrew Hunt and John Uttley as non-Executive Directors and Alfredo Goyanes as Chief Financial Officer.

It is the Board's intention, following the AGM, to appoint an additional independent director. In recognition of its substantial shareholding and with a desire for a constructive relationship with Acquisitor, the Board intends to invite Acquisitor to nominate one non-executive Director.

Timing of Extraordinary General Meeting / Annual General Meeting

In order to save costs, the Board has decided that both the AGM and the requisitioned EGM will be held on the same day in July, in the hope that this will bring a speedy conclusion to what has been a very difficult time for the Company and its shareholders.

                                    - Ends -

About Baltimore Technologies

Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information

Smithfield    +44 (0) 20 7360 4900
Andrew Hey
Nick Bastin
Will Swan




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 03 June 2004